

December 6, 2012

<u>Via E-mail</u>
Sam L. Susser
President and Chief Executive Officer
Susser Holdings Corporation
4525 Ayers Street
Corpus Christi, Texas 78415

     Re: **Susser Holdings Corporation**
              Form 10-K for the Fiscal Year Ended January 1, 2012
              Filed March 16, 2012
              Definitive Proxy Statement on Schedule 14A
              Filed April 16, 2012
              File No. 1-33084

Dear Mr. Susser:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                      Sincerely,

                      /s/ Andrew D. Mew

                      Andrew D. Mew
                      Accounting Branch Chief